

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 20, 2007

Mr. Marc Hazout, Chief Executive Officer
Silver Dragon Resources, Inc.
5160 Yonge Street
Suite 803
Toronto, Ontario, Canada M2N 6L9

   Re: Silver Dragon Resources, Inc.
     Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
     Filed July 18, 2007
     File No. 000-29657

Dear Mr. Hazout:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        April Sifford
        Branch Chief